Mail Stop 3561
      February 14, 2006


Mark A. Walsh
Structured Asset Securities Corporation II
745 Seventh Avenue
New York, New York 10019

Re:	Structured Asset Securities Corporation II
	Amendment no. 1 to Registration Statement on Form S-3
	Registration Statement no. 333-129849
	Filed on February 3, 2006

Dear Mr. Walsh,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. All page references are to the marked copy you provided.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The Division of Investment Management has asked us to advise you
that, on the basis of the information in the Registrant`s Form S-3 registration statement, it appears that the Registrant may be an investment company as defined in the Investment Company Act of 1940
("1940 Act"). Accordingly, please explain why the Registrant should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the Registrant intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please explain how it qualifies for this exception (e.g., what percentage of each Trust`s assets will be in qualifying interests, what percentage will be in real-estate type interests, and what percentage will be in miscellaneous investments).

Prospectus Supplement
Summary, page S-12
General
2. We note your revisions, but reissue prior comment 13. The revised summary disclosure still presents a very long and detailed description of the transaction. Please revise. In your response letter, please indicate where you have made such revisions.
3. We reissue prior comment 14. We note your response that order of principal and interest payments and allocation of losses are presented in tabular form. We continue to believe, however, that providing a graphical illustration identifying the parties to the transaction, illustrating the relationships among the parties, and the transfer of assets and flow of funds might clarify the transaction. Please consider adding such a diagram.
4. We reissue prior comment 15. We note your response that events that trigger liquidation or amortization are described in the prospectus supplement, however, please revise your summary section to provide a brief summary of these events. Refer to Item 1103(a)(3)(vii) of Regulation AB.
5. We note your response to prior comment 30. In an appropriate section of the prospectus supplement, please provide bracketed language to disclose the information required by Item 1103(a)(5)(i),
(ii), (iv), (v) and (vi), as applicable.
6. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account.

Base Prospectus
Substitution, Acquisition, page 15
7. We note your disclosure on page 15 that "one or more certificateholders of a series of certificates that includes the offered certificates may exchange the certificates it holds for one or more of the mortgage loans or mortgage-backed securities constituting part of the mortgage pool underlying those certificates." Please explain whether such feature creates a "redeemable security" as defined in Section 2(a)(32) of the Investment Company Act of 1940. Please note that the Division of Investment Management considers a number of factors to be important in determining whether a security is redeemable. See, e.g., Brown &
Wood (pub. avail. Feb. 24, 1994). We also note your disclosure on pages 84 and 126.

Mortgage Loan Information in Prospectus Supplement, page 81
8. We note your response to prior comment 17 and reissue in part.
Your disclosure on page 82 still states that specific information on the trust fund assets will be filed on a report on Form 8-K within fifteen days after the initial issuance.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities and Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3755 with any other questions.

      Sincerely,


Max A. Webb
Assistant Director



cc:	Via Facsimile
William J. Cullen, Esq.
Sidley Austin Brown & Wood LLP
(212) 839-5599
Mark A. Walsh
Structured Asset Securities Corporation II
February 14, 2006
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